SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. __)*

Big Clix, Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

089101-10-9
(CUSIP Number)

With a copy to: John Durham 921 N. Chaparral #103 Corpus Christi, Texas 78401 (361) 438-5158	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue, 40th Floor New York, NY 10022 (212) 816-8614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 089101-10-9	Page 2 of 6 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Durham
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE OF FUNDS* OO (Exchange of Securities)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 30,430,650
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 30,430,650
	(10)	SHARED DISPOSITIVE POWER - 0 -
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,430,650
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.275%
(14)	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 089101-10-9	Page 3 of 6 Pages

Item 1.

Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Big Clix, Corp., a Florida corporation (the “Issuer”).  The principal executive office of the Issuer is 3404 Oakcliff Road, Suite C6, Doraville, GA 30340.

Item 2.

Identity and Background.

(a)

Mr. John Durham is reporting on his ownership the Common Stock in this Schedule 13D (“Shares”).

(b)

The Reporting Person is an individual.  The Reporting Person’s business address 921 N. Chaparral #103, Corpus Christi, TX 78401.

(c)

The Reporting Person is an entrepreneur.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a United States citizen.

Item 3.

Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer pursuant to an Agreement and Plan of Merger (“Merger Agreement”) under which all the shares of Hydro Phi Technologies, Inc., a Delaware corporation, of which the Reporting Person was a stockholder, were exchanged for shares of the Issuer.  The exchange was consummated on September 25, 2013.  The Reporting Person surrendered all of its shares in exchange for 30,430,650 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 089101-10-9	Page 4 of 6 Pages

Item 4.

Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes.  The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person does not have any plans or proposals which would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, except as set forth in the Share Exchange Agreement;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. 089101-10-9	Page 5 of 6 Pages

Item 5.

Interest in Securities of the Issuer.

As of September 25, 2013, the Reporting Person beneficially owned 30,430,650 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 31.275% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7.

Material to be Filed as Exhibits.

Not Applicable

SCHEDULE 13D

CUSIP No. 089101-10-9	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2013

/s/ John Durham
John Durham